UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265, Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 1, 2025, Cemex, S.A.B. de C.V. (NYSE: CX) (“Cemex”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that Cemex today delivered a notice of full redemption for a change in rating methodology event for all of the $1,000,000,000 outstanding aggregate principal amount of its 9.125% Subordinated Notes (the “Notes”), issued pursuant to the indenture, dated as of March 14, 2023, between Cemex and The Bank of New York Mellon, as trustee. The redemption date will be April 10, 2025 and the redemption price is 101% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the redemption date. As of the date hereof, Cemex expects to fund the redemption price with $500 million of cash on hand and by drawing down $500 million under the existing revolving credit facility of Cemex’s main U.S. Dollar credit agreement.

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This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Cemex intends these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Cemex’s current expectations and projections about future events based on Cemex’s knowledge of present facts and circumstances and assumptions about future events, as well as Cemex’s current plans based on such facts and circumstances, unless otherwise indicated. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from Cemex’s expectations, including, among others, risks, uncertainties, assumptions, and other important factors discussed in Cemex’s most recent annual report and detailed from time to time in Cemex’s other filings with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, which if materialized could ultimately lead to Cemex’s expectations and/or expected results not producing the expected benefits and/or results. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. The forward-looking statements and the information contained in this report are made and stated as of the dates specified in this report and are subject to change without notice, and except to the extent legally required, we expressly disclaim any obligation or undertaking to update or correct this report or revise any forward-looking statements contained herein, whether to reflect new information, the occurrence of anticipated or unanticipated future events or circumstances, any change in our expectations regarding those forward-looking statements, any change in events, conditions, or circumstances on which any statement is based, or otherwise. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The content of this report is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: April 1, 2025

	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

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